Exhibit 4

October 9, 2024

Via Electronic Mail and Courier

Ms. Janey Ahn, Secretary

c/o Blackrock, Inc.

50 Hudson Yards

New York, NY 10001

Re: BlackRock MuniYield Pennsylvania Quality Fund (the "Fund")

Dear Ms. Ahn,

Saba Capital Management, L.P. ("Saba") is the investment adviser to Saba Capital Master Fund, Ltd. (the "Proponent"), the owner of 394,481 shares of common stock, par value $0.10 per share of the Fund (the "Common Shares"). The Proponent has held Common Shares representing a market value of $25,000 or more continuously for more than one year prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Saba, on behalf of the Proponent, submits the following proposal for presentation to the Fund's stockholders at the Fund's 2025 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that the amended and restated investment management agreement between BlackRock MuniYield Pennsylvania Quality Fund (the "Fund") and BlackRock Advisors, LLC (the "Manager"), dated April 13, 2015, as since amended or novated (the "Management Agreement"), and any other advisory and management agreements between the Fund and the Manager, including any sub-investment advisory agreement(s) between or among the Fund, the Manager and its affiliates, successors or assigns, each as since amended or novated, shall be terminated by the Fund, pursuant to the right of stockholders as embodied in Section 12 of the Management Agreement and Section 15(a)(3) of the Investment Company Act of 1940, such termination to be effective no more than sixty days following the date hereof.

END OF PROPOSAL

Saba hereby represents that the Proponent has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting.  A letter from the Proponent's broker confirming the above ownership is attached as Exhibit A hereto.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal.  The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in New York, are between 9:00 a.m. and 5:30 p.m. ET, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

  October 21, 2024, between 9 a.m. and 11 a.m. ET
  October 22, 2024, between 9 a.m. and 11 a.m. ET
  October 28, 2024, between 9 a.m. and 11 a.m. ET
  October 29, 2024, between 9 a.m. and 11 a.m. ET

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email: Michael.Dangelo@sabacapital.com

In addition, Saba would appreciate that copies of all written notices and other written or electronic communications (which shall not constitute notice) be sent to:

Schulte Roth & Zabel LLP

919 Third Avenue, Suite 2300

New York, New York 10022

Attn: Eleazer Klein and Abraham Schwartz

Email: Eleazer.Klein@srz.com

Email: Abraham.Schwartz@srz.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,
By:	Saba Capital Management, L.P.
Name: Michael D'Angelo Title: Chief Operating Officer and General Counsel

cc:	The Board of Trustees of the Fund